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                    U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

 CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
                       OF MANAGEMENT INVESTMENT COMPANIES

                   Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

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1. Investment Company Act File Number:              Date examination completed:

             814-00161                                   May 31, 2003

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2. State Identification Number:
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AL             AK             AZ             AR             CA             CO
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CT             DE             DC             FL             GA             HI
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ID             IL             IN             IA             KS             KY
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LA             ME             MD             MA             MI             MN
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MS             MO             MT             NE             NV             NH
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NJ             NM             NY             NC             ND             OH
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OK             OR             PA             RI             SC             SD
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TN             TX             UT             VT             VA             WA
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WV             WI             WY             PUERTO RICO
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Other (specify):

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3. Exact name of investment company as specified in registration statement:

   Allied Investment Corporation
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4. Address of principal executive office:(number, street, city, state, zip code)

   1919 Pennsylvania Avenue, N.W.;  Washington, DC  20006
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INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.
Investment Company
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


                Management Statement Regarding Compliance with
                              Certain Provisions
                    of the Investment Company Act of 1940

We, as members of management of Allied Investment Corporation (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2003, and from December 31, 2002, through May 31, 2003.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2003, and from December 31, 2002, through May 31, 2003, with respect to securities reflected in the investment account of the Company.

     ALLIED INVESTMENT CORPORATION

By:  /s/ Penni F. Roll
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     Penni F. Roll
     Chief Financial Officer
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                              [KPMG LETTERHEAD]

INDEPENDENT ACCOUNTANTS' REPORT



The Board of Directors
Allied Investment Corporation:


We have examined management's assertion, included in the accompanying
Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Allied Investment Corporation (the Company) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of May 31, 2003. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we consider necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2003, and with respect to agreement of security purchases and sales, for the period from December 31, 2002 (the date of our last examination), through May 31, 2003:

        - Count and inspection of all securities located in the vault of Riggs Bank N.A. (the Custodian) without prior notice to management;

        - Confirmation of all securities placed in escrow or out for transfer with authorized parties;

        - Reconciliation of all such securities to the books and records of the Company and the Custodian; and

        - Agreement of 1 security purchase and 2 security sales or maturities, since our last report from the books and records of the Company to related agreements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Company's compliance with specified requirements.

In our opinion, management's assertion that Allied Investment Corporation complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2003, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Allied Investment Corporation and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                       /s/ KPMG LLP



Washington, DC
August 16, 2003